SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

Illinois Superconductor Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  (Page 1 of 9)

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  19,329,938

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  19,329,938

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,329,938

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  43.7%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  19,526,121

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  19,526,121

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  19,526,121

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  44.1%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  19,526,121

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  19,526,121

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  19,526,121

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  44.1%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of Illinois Superconductor Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 23, 2000 and amends and supplements the
Schedule 13D dated April 7, 1999, as amended on April 9, 1999, November 10, 1999, January 11, 2000, February 15, 2000 and February 23, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $3,157,050.46

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $3,199,667.18

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns an aggregate of 19,329,938 shares of Common Stock, constituting 43.7% of all of the outstanding shares of Common Stock. Elliott currently holds the following securities of the Issuer:

          - 295,462 shares of Common Stock held outright,

          - $833,334 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("6% Notes") which, together with accrued interest thereon, are presently convertible into 3,516,114 shares of Common Stock,

          - $375,000 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("2% Notes") which, together with accrued interest thereon, are presently convertible into 1,554,083 shares of Common Stock,

          - $1,288,889 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("Amended 2% Notes") which, together with accrued interest thereon, are presently convertible into 5,529,907 shares of Common Stock,

          - $555,556 face amount of the Issuer's 10% Notes due January 2, 2001 ("10% Notes") which are presently convertible into 2,272,533 shares of Common Stock,

          - Warrants expiring on November 5, 2004 ($.25 strike price) presently exercisable for 222,222 shares of Common Stock ("10% Warrants")

          - Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 333,334 shares of Common Stock ("6% Warrants"),

          - Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 555,556 shares of Common Stock ("Amended 2% Warrants"),

          - Warrants expiring on May 15, 2001 ($.25 strike price) presently exercisable for 144,444 shares of Common Stock ("2% Warrants"),

          - Warrants expiring on October 29, 2001 ($.25 strike price) presently exercisable for 17,391 shares of Common Stock,

          - Option to purchase from the Issuer for $1,111,112 (i) 10% Warrants exercisable for 444,444 shares of Common Stock, and (ii) $1,111,112 face amount of 10% Notes convertible into 4,444,448 shares of Common Stock.

         The amount of shares of Common Stock into which Elliott, Westgate, and Martley's convertible notes and warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation"). However, the Ownership Limitation is suspended during any periods when Elliott, Westgate and Martley have the status of "director" or "director by deputization" of the Issuer for purposes of Section 16 under the Securities Exchange Act of 1934, as amended, as is currently the case due to the election of Messrs. Brodsky and Perlman, designees of the Reporting Persons, to the Board.

         Together, Westgate and Martley beneficially own an aggregate of 19,526,121 shares of Common Stock, constituting 44.1% of all of the outstanding shares of Common Stock. Westgate and Martley currently hold the following securities of the Issuer:

          - 491,651 shares of Common Stock held outright,

          - $833,333 face amount of 6% Notes which, together with accrued interest thereon, are presently convertible into 3,516,110 shares of Common Stock,

          - $375,000 face amount of 2% Notes which, together with accrued interest thereon, are presently convertible into 1,554,083 shares of Common Stock,


          - $1,288,889 face amount of Amended 2% Notes which, together with accrued interest thereon, are presently convertible into 5,529,907 shares of Common Stock,

          - $555,556 face amount of 10% Notes which are presently convertible into 2,272,533 shares of Common Stock,

          - 10%  Warrants  presently  exercisable  for 222,222  shares of Common
     Stock,

          - 6%  Warrants  presently  exercisable  for  333,333  shares of Common
     Stock,

          - Amended 2% Warrants presently exercisable for 555,555 shares of Common
Stock,

          - 2% Warrants presently exercisable for 144,445 shares of Common Stock, and

          - Warrants expiring on October 29, 2001 ($.25 strike price) presently exercisable for 17,391 shares of Common Stock, and

          - Option to purchase from the Issuer for $1,111,112 (i) additional 10% Warrants exercisable for 444,444 shares of Common Stock, and (ii)
     $1,111,112 face amount of 10% Notes convertible into 4,444,448 shares of Common Stock.

         Elliott,  Westgate  and  Martley's  aggregate  beneficial  ownership of
Common  Stock  equals  38,856,059  shares,   comprising  61.4%  of  all  of  the
outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                              Approx. Price per
                                    Amount of Shs.             Share (excl. of
Date            Security            Bought (Sold)               commissions)

2/18/00          Common                 (84,600)                  $8.5977
2/22/00          Common                (133,500)                  $8.6719
2/23/00          Common                (657,500)                 $10.4942
2/23/00          Common                 (82,300)                 $12.0075
2/23/00          Common                 926,445                  $  .25*

         Except for the transactions marked with an asterisk which represent conversions of derivative securities, the above transactions were effected by Elliott over-the-counter.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                              Approx. Price per
                                    Amount of Shs.             Share (excl. of
Date            Security            Bought (Sold)               commissions)

2/18/00          Common                  (84,600)                 $8.5977
2/22/00          Common                 (133,500)                 $8.6719
2/23/00          Common                 (657,500)                $10.4942
2/23/00          Common                  (82,300)                $12.0075
2/23/00          Common                1,133,601                 $  .25*

         Except for the transactions marked with an asterisk which represent conversions of derivative securities, the above transactions were effected by Westgate over-the-counter.

         No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 25, 2000

                  ELLIOTT ASSOCIATES, L.P.


                  By: /s/ Paul E. Singer
                           Paul E. Singer
                           General Partner

                  WESTGATE INTERNATIONAL, L.P.
                  By: Martley International, Inc.
                           as Attorney-in-Fact


                           By: /s/ Paul E. Singer
                                 Paul E. Singer
                                    President

                  MARTLEY INTERNATIONAL, INC.


                  By: /s/ Paul E. Singer
                           Paul E. Singer
                           President